Mail Stop 4561

December 8, 2006

By U.S. Mail and Facsimile to (949) 706-1475

Ryan Neely
President, Chief Financial Officer, Secretary, and Director
Format, Inc.
27126 Paseo Espada
Suite 705
San Juan Capistrano, California 92675

Re: Format, Inc.
         Registration Statement on Form 10-SB
         Filed November 14, 2006
         File No. 0-52213

Dear Mr. Neely:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-17

1.   We note the revisions made to your successor auditor's report in response to comment 5 of our letter dated October 26, 2006. The last paragraph of the report indicates that the restatement adjustments have been audited, but does not clearly express an opinion on the appropriateness of the adjustments. Please include a revised report from your successor

auditor that includes the auditor's opinion regarding the restatement adjustments. Refer to Question 5 of the PCAOB's June 9, 2006 Question and Answer on Adjustment to Prior Period Financial Statements Audited by Predecessor Auditor.

Report of Independent Registered Public Accounting Firm, page F-18

2.   We note the revisions made to your predecessor auditor's report in response to comment 5 of our letter dated October 26, 2006. Please refer to Questions 9 and 10 of the PCAOB's June 9, 2006 Question and Answer on Adjustment to Prior Period Financial Statements Audited by Predecessor Auditor and include a revised report from your predecessor auditor that addresses the following:

- the third paragraph of the predecessor auditor's opinion currently states that the financial statements present fairly, in all material respects, the financial position as of December 31, 2004. The reissued opinion should specifically express that their opinion excludes the effects of the correction of an error;
- the fourth paragraph of the opinion currently indicates that the restatement adjustments have not been audited by Hall & Company. This explanatory paragraph should clearly indicate that Hall & Company was not engaged to audit, review, or apply any procedures to the adjustments; and
- the date of the reissued predecessor auditor's report should be the same as the date of the previously issued report.

Note 2 – Summary of Significant Accounting Policies

Allowance for Doubtful Accounts, page F-24

3.   We note your supplemental response to comment 9 from our letter dated October 26, 2006. The dates in which you state you received shares and subsequently sold do not appear consistent with your October 12, 2006 response to comment 30. Please provide us with a reconciliation of the dates in these two responses.

4.   We note your response to comments 10 - 12 of our letter dated October 26, 2006. As your response asserts that the substance of the transaction is the issuance of shares by your customer as payment in full for receivables with your President merely acting as an agent to receive the shares due to a legal technicality, please tell us why you did not simply record a debit to marketable securities and credit the related receivable when the shares were issued by the customers. We would expect that you recognized the wage expense when the services were performed, not when the receivables were paid by customers. In addition, your journal entry description for the transfer of the shares from the President to Format as a working capital infusion, which suggests that the transfer of shares to Format is actually a shareholder advance that Format will be repaying, appears to contradict your assertion that the President is acting as an agent of Format in receiving

the shares. Please tell us if the shareholder advance recorded when the shares were transferred from the President to Format is a liability to be repaid by Format.

5.   We note your revised disclosure in response to comment 13 of our letter dated October 26, 2006. Your roll-forward discloses bad debt expense and recoveries of bad debt. Please revise to separately disclose the write-off of receivables for the periods presented. Describe the nature of the conditions and circumstances leading to the write-off of receivables and subsequent recoveries. In addition, please provide us with your journal entries, including the amounts and timing, describing how you recorded the establishment of allowance for bad debt, the write-off of receivables, and the subsequent recovery of receivables.

Note 4 - Loans Receivable, page F-30

6.   We note your supplemental response to comment 14 of our letter dated October 26, 2006. Your materiality analysis provided appears to quantify a range of the possible impact, without concluding on what you believe is the appropriate interest rate to be used for each receivable and payable and what you believe is the best estimate of the actual impact of the error. Paragraphs 13 and 14 of APB 21 describe the factors to consider in determining the appropriate interest rate, including the credit standing of the debtor and collateral. As Format is not the debtor related to your loans receivable, Format's credit standing and cost of funding does not appear relevant to determining the appropriate interest rate for loans receivable. Please provide us with your basis for the appropriate interest rate for your loans receivable, including your consideration of the respective debtor's credit standing, market terms for lending arrangements with similar terms, and the existence of collateral. In addition, provide us with your quantified single-point best estimate of the impact of the error of not imputing the appropriate interest on receivables and payables, describe and quantify other known misstatements for the periods presented, and provide us with your analysis of the qualitative factors described in SAB Topic 1.M.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Joyce Sweeney, Senior Accountant at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.


Sincerely,

Michael Clampitt
Staff Attorney


cc: Michael J. Muellerleile, Esq.
       M2 Law Professional Corporation
       500 Newport Center Drive
       Suite 800
       Newport Beach, CA 92660